SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for October 2020

São Paulo, November 5, 2020 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of October 2020, compared to the same period in 2019.

During October, GOL operated an average of 363 flights per day, reopened three bases (Carajás, Cruzeiro do Sul e Fernando de Noronha) and added 1,932 frequencies at the Guarulhos and Congonhas (São Paulo), Santos Dumont and Galeão (Rio de Janeiro), Brasília (Distrito Federal), Fortaleza (Ceará) and Salvador (Bahia) airports. GOL remains disciplined in its leadership of the market.

October/20 x September/20 Highlights:

|	In the domestic market in October 2020, demand (RPK) for GOL’s flights was up by 34% over September 2020 and supply (ASK) increased by 37% over September 2020. GOL’s domestic load factor was 78.0% in October.
|	GOL did not operate regular international flights during the month.

October/20 Preliminary Traffic Figures:

	Monthly Traffic Figures (¹)			Accumulated Traffic Figures(¹)			LTM Traffic Figures (¹)
Operating data *	Oct/20	Oct/19	% Var.	10M20	10M19	% Var.	Oct/20 LTM	Oct/19 LTM	% Var.
Total GOL
Departures	11,256	21,777	-48.3%	98,696	212,926	-53.6%	145,147	256,119	-43.3%
Seats (thousand)	1,982	3,895	-49.1%	16,997	37,326	-54.5%	25,245	44,859	-43.7%
ASK (million)	2,316	4,212	-45.0%	19,760	42,022	-53.0%	28,805	50,689	-43.2%
RPK (million)	1,805	3,441	-47.6%	15,689	34,497	-54.5%	23,054	41,706	-44.7%
Load factor	78.0%	81.7%	-3.8 p.p	79.4%	82.1%	-2.7 p.p	80.0%	82.3%	-2.3 p.p
Pax on board (thousand)	1,519	3,087	-50.8%	13,096	29,862	-56.1%	19,669	36,033	-45.4%
Domestic GOL
Departures	11,256	20,475	-45.0%	94,304	198,608	-52.5%	138,056	239,177	-42.3%
Seats (thousand)	1,982	3,669	-46.0%	16,246	34,845	-53.4%	24,031	41,929	-42.7%
ASK (million)	2,316	3,705	-37.5%	17,975	35,967	-50.0%	25,947	43,432	-40.3%
RPK (million)	1,805	3,067	-41.1%	14,399	29,850	-51.8%	20,970	36,138	-42.0%
Load factor	78.0%	82.8%	-4.9 p.p	80.1%	83.0%	-2.9 p.p	80.8%	83.2%	-2.4 p.p
Pax on board (thousand)	1,519	2,936	-48.2%	12,602	28,083	-55.1%	18,844	33,908	-44.4%
International GOL
Departures	0	1,302	N.A.	4,392	14,318	-69.3%	7,091	16,942	-58.1%
Seats (thousand)	0	226	N.A.	751	2,481	-69.7%	1,214	2,930	-58.6%
ASK (million)	0	507	N.A.	1,784	6,055	-70.5%	2,857	7,257	-60.6%
RPK (million)	0	374	N.A.	1,290	4,648	-72.2%	2,084	5,568	-62.6%
Load factor	0	73.8%	N.A.	72.3%	76.8%	-4.5 p.p	72.9%	76.7%	-3.8 p.p
Pax on board (thousand)	0	151	N.A.	494	1,780	-72.3%	825	2,126	-61.2%
On-time Departures	96.9%	92.6%	4.3 p.p	95.5%	90.7%	4.8 p.p	93.4%	89.6%	3.8 p.p
Flight Completion	98.9%	98.7%	0.2 p.p	96.9%	97.7%	-0.8 p.p	97.3%	97.9%	-0.6 p.p
Cargo Ton	3.6	8.5	-57.9%	33.5	81.4	-58.9%	51.9	101.2	-48.8%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for October 2020

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 129 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer